UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 2)
PDL BioPharma, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
69329Y104

(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
December 13, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69329Y104	Page	2	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Capital Management, L.P. 75-2716725

2	CHECK BOX THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		9,047,098

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		396,441

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,047,098

WITH	10	SHARED DISPOSITIVE POWER

		396,441

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,443,539

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1%

14	TYPE OF REPORTING PERSON

	PN, IA

CUSIP No.	69329Y104	Page	3	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strand Advisors, Inc. 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		9,047,098

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		396,441

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,047,098

WITH	10	SHARED DISPOSITIVE POWER

		396,441

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,443,539

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1%

14	TYPE OF REPORTING PERSON

	CO, HC

CUSIP No.	69329Y104	Page	4	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		9,047,098

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		396,441

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,047,098

WITH	10	SHARED DISPOSITIVE POWER

		396,441

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,443,539

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1%

14	TYPE OF REPORTING PERSON

	IN, HC

CUSIP No.	69329Y104	Page	5	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Distressed Opportunities Fund, Inc. (1) 20-5423854

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		221,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		221,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	221,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON

	CO
(1)	The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Distressed Opportunities, Inc. The Reporting Person expressly disclaims membership in a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act.

CUSIP No.	69329Y104	Page	6	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Funds I, on behalf of its Highland Equity Opportunities Fund Series (1) 20-4570552

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		31,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON

	OO
(1)	The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Equity Opportunities Fund. The Reporting Person expressly disclaims membership in a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act.

CUSIP No.	69329Y104	Page	7	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Highland Multi-Strategy Onshore Master SubFund, L.L.C.
20-5237152

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES		0

	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		143,041

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

143,041

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,041

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	69329Y104	Page	8	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Master Fund, L.P. 20-5237085

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		143,041

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		143,041

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	143,041

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON

	PN/HC

This Amendment No. 2 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend and/or supplement the Schedule 13D relating to shares of Common Stock of the Issuer filed by such reporting person with the Securities and Exchange Commission on October 29, 2007, and amended on December 12, 2007 (as amended, the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and restated in its entirety as follows:
     The Reporting Persons have acquired an aggregate of 9,443,539 shares of Common Stock (the “Shares”), which are reported herein, in open market transactions for an aggregate purchase price of approximately $206,071,022 with a combination of funds from accounts managed by Highland Capital.
Item 5. Interest in Securities of the Issuer.
Sections (b), (d) and (e) of Item 5 remain unchanged.
Section (a) of Item 5 is amended and restated in its entirety as follows:
(a) The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:
See the disclosure provided in response to Items 11 and 13 on the attached cover page(s).
Section (c) of Item 5 is amended and restated in its entirety as follows:
     (c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5.

			Number of
Transaction		Number of	Shares	Price Per	Description of
Date	Reporting Person	Shares Acquired	Disposed	Share ($)	Transaction
12/10/2007	Highland Capital	250,000		$18.2695	Open Market
12/11/2007	Highland Capital	850,000		$18.2476	Open Market
12/12/2007	Highland Capital	80,300		$18.4801	Open Market
12/12/2007	Highland Capital	610,300		$18.4979	Open Market
12/12/2007	Highland Capital	9,400		$18.3966	Open Market
12/13/2007	Highland Capital	300,000		$17.8559	Open Market

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 18, 2007
Highland Multi-Strategy Onshore Master SubFund, L.L.C.
By:    Highland Multi-Strategy Master Fund, L.P., its managing member
By:    Highland Multi-Strategy Fund GP, L.P., its general partner
By:    Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:    Highland Capital Management, L.P., its sole member
By:    Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President
Highland Multi-Strategy Master Fund, L.P.
By:    Highland Multi-Strategy Fund GP, L.P., its general partner
By:    Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:    Highland Capital Management, L.P., its sole member
By:    Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President
Highland Funds I, on behalf of its Highland Equity Opportunities Fund Series

By:	/s/ James D. Dondero
James D. Dondero, President

By:	/s/ James D. Dondero
James D. Dondero, President
Highland Distressed Opportunities Fund, Inc.

By:	/s/ James D. Dondero
James D. Dondero, President
Highland Capital Management, L.P.
By:    Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President
Strand Advisors, Inc.

By:	/s/ James D. Dondero
James D. Dondero, President
James D. Dondero

By:	/s/ James D. Dondero
James D. Dondero, President